FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 26, 2012

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $95.0 million in the second quarter of 2012 ($3.85 per diluted share) compared to net earnings of $83.3 million in the second quarter of 2011 ($3.40 per diluted share), reflecting improved underwriting results (with a consolidated combined ratio of 97.5%) and lower losses on repurchase of long term debt, partially offset by lower interest and dividend income, lower net investment gains and higher income tax expense. Book value per share decreased to $357.26 at June 30, 2012 from $364.55 at December 31, 2011 (an increase of 0.8% adjusted for the $10 per common share dividend paid in the first quarter of 2012).

“Our underwriting results continued to improve on increased premiums and we produced a small investment gain notwithstanding unrealized investment losses related to our defensive hedging strategy,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “We again finished the quarter with cash and marketable securities at the holding company in excess of $1 billion. We continue to maintain our equity hedges as we remain very concerned about the economic outlook over the next few years.”

Highlights in the second quarter (with comparisons to the second quarter of 2011 except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 97.5% on a consolidated basis, producing an underwriting profit of $34.8 million, compared to a combined ratio and underwriting loss of 100.5% and $6.1 million respectively in 2011. Underwriting results in 2011 were negatively affected by catastrophe losses related to U.S. tornadoes.

•	Net premiums written by the insurance and reinsurance operations increased 14% to $1,566.9 million from $1,370.8 million in 2011.

•
Operating income of the insurance and reinsurance operations (excluding net gains on investments) declined to $117.3 million from $146.2 million in 2011, primarily as a result of the decrease in interest and dividend income, partially offset by the improved underwriting results.

•
Interest and dividend income of $104.9 million decreased from $195.1 million in 2011, primarily because of significantly increased holdings of low-yielding cash and short term investments ($7,917.8 million at June 30, 2012, compared to $3,893.9 million at June 30, 2011) resulting from sales of higher-yielding securities, principally government bonds. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $5,101.3 million at June 30, 2012, compared to $4,883.9 million at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment gains of $71.5 million in 2012 ($119.6 million in 2011) consisted of the following:

	Second quarter
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	40.9	(624.8)	(583.9)
Equity hedges	(7.2)	396.6	389.4
Equity and equity-related investments after equity hedges	33.7	(228.2)	(194.5)
Bonds	235.7	46.5	282.2
CPI-linked derivatives	—	7.0	7.0
Other	25.1	(48.3)	(23.2)
	294.5	(223.0)	71.5

	First six months
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	106.4	147.7	254.1
Equity hedges	(7.2)	(426.0)	(433.2)
Equity and equity-related investments after equity hedges	99.2	(278.3)	(179.1)
Bonds	245.4	69.4	314.8
CPI-linked derivatives	—	(61.0)	(61.0)
Other	45.4	(89.5)	(44.1)
	390.0	(359.4)	30.6

•
The company held $1,012.0 million of cash, short term investments and marketable securities at the holding company level ($965.8 million net of short sale and derivative obligations) at June 30, 2012, compared to $1,026.7 million ($962.8 million net of short sale and derivative obligations) at December 31, 2011.

•	The company's total debt to total capital ratio improved to 25.8% at June 30, 2012 from 26.4% at December 31, 2011.

•	At June 30, 2012, common shareholders' equity was $7,263.5 million, or $357.26 per basic share, compared to $7,427.9 million, or $364.55 per basic share, at December 31, 2011.

•	During the second quarter, the company repurchased $86.3 million principal amount of maturing Fairfax unsecured senior notes at par.

•
On June 18, 2012, the company announced an agreement to purchase the runoff business of Brit Insurance Limited for about 94% of book value, which will be funded by a cash payment of about $330 million by the company's runoff subsidiaries. The transaction is expected to close in the fourth quarter of 2012.

•	On May 21, 2012, the company announced an agreement to purchase 77% of Thomas Cook (India) Limited for about $150 million. The transaction is expected to close in the third quarter of 2012.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At June 30, 2012, equity hedges represented approximately 104.2% of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.3 and 20.4 million weighted average shares outstanding during the second quarters of 2012 and 2011 respectively. At June 30, 2012, there were 20,331,179 common shares effectively outstanding.

Summarized (without notes) condensed interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its second quarter results at 8:30 a.m. Eastern time on Friday, July 27, 2012. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 10, 2012. The replay may be accessed at (866) 483-9031 (Canada or U.S.) or 1 (203) 369-1584 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Chief Financial Officer
(416) 367-4941

Media Contact
Paul Rivett, Vice President
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2012 and December 31, 2011
(unaudited - US$ millions)

	June 30, 2012	December 31, 2011
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $133.2; December 31, 2011 - $249.0)	1,012.0	1,026.7
Insurance contract receivables	2,049.3	1,735.4
	3,061.3	2,762.1
Portfolio investments
Subsidiary cash and short term investments	7,035.1	6,199.2
Bonds (cost $8,591.8; December 31, 2011 - $9,515.4)	9,847.9	10,835.2
Preferred stocks (cost $529.6; December 31, 2011 - $555.6)	533.7	563.3
Common stocks (cost $4,044.6; December 31, 2011 - $3,867.3)	3,806.3	3,663.1
Investments in associates (fair value $1,390.7; December 31, 2011 - $1,271.8)	986.1	924.3
Derivatives and other invested assets (cost $496.6; December 31, 2011 - $511.4)	291.9	394.6
Assets pledged for short sale and derivative obligations (cost $807.9; December 31, 2011 - $810.1)	860.7	886.3
	23,361.7	23,466.0

Deferred premium acquisition costs	501.5	415.9
Recoverable from reinsurers (including recoverables on paid losses - $369.8; December 31, 2011 - $313.2)	4,288.3	4,198.1
Deferred income taxes	652.0	628.2
Goodwill and intangible assets	1,177.0	1,115.2
Other assets	823.4	821.4
	33,865.2	33,406.9

Liabilities
Subsidiary indebtedness	18.8	1.0
Accounts payable and accrued liabilities	1,733.4	1,656.2
Income taxes payable	37.0	21.4
Short sale and derivative obligations (including at the holding company - $46.2; December 31, 2011 - $63.9)	231.3	170.2
Funds withheld payable to reinsurers	439.1	412.6
	2,459.6	2,261.4
Insurance contract liabilities	19,994.6	19,719.5
Long term debt	2,928.7	3,017.5
	22,923.3	22,737.0

Equity
Common shareholders’ equity	7,263.5	7,427.9
Preferred stock	1,166.4	934.7
Shareholders’ equity attributable to shareholders of Fairfax	8,429.9	8,362.6
Non-controlling interests	52.4	45.9
Total equity	8,482.3	8,408.5
	33,865.2	33,406.9

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2012	2011	2012	2011
Revenue
Gross premiums written	1,845.2	1,616.9	3,652.8	3,427.3
Net premiums written	1,566.8	1,370.1	3,088.4	2,889.3
Net premiums earned	1,379.4	1,282.6	2,718.9	2,631.3
Interest and dividends	104.9	195.1	234.5	373.6
Share of profit of associates	8.9	10.9	0.2	4.3
Net gains on investments	71.5	119.6	30.6	18.1
Other revenue	178.6	146.8	383.6	301.2
	1,743.3	1,755.0	3,367.8	3,328.5
Expenses
Losses on claims, gross	1,067.9	1,018.0	2,169.9	2,617.5
Less ceded losses on claims	(152.6)	(141.4)	(355.8)	(439.8)
Losses on claims, net	915.3	876.6	1,814.1	2,177.7
Operating expenses	265.6	312.1	535.4	592.0
Commissions, net	217.6	194.3	423.7	381.1
Interest expense	51.6	55.0	104.5	108.2
Other expenses	179.4	249.0	378.6	397.6
	1,629.5	1,687.0	3,256.3	3,656.6
Earnings (loss) before income taxes	113.8	68.0	111.5	(328.1)
Provision for (recovery of) income taxes	18.3	(15.6)	15.9	(172.2)
Net earnings (loss)	95.5	83.6	95.6	(155.9)

Attributable to:
Shareholders of Fairfax	95.0	83.3	93.7	(157.3)
Non-controlling interests	0.5	0.3	1.9	1.4
	95.5	83.6	95.6	(155.9)

Net earnings (loss) per share	$3.90	$3.43	$3.20	$(9.00)
Net earnings (loss) per diluted share	$3.85	$3.40	$3.17	$(9.00)
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,334	20,416	20,345	20,428

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2012 and 2011
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2012	2011	2012	2011
Net earnings (loss)	95.5	83.6	95.6	(155.9)
Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations (1)	(42.4)	16.0	3.4	41.6
Change in gains and losses on hedge of net investment in foreign subsidiary (2)	21.2	(10.3)	1.3	(24.9)
Share of other comprehensive income (loss) of associates (3)	(10.3)	3.0	(15.1)	8.6
Change in gains and losses on defined benefit plans (4)	(3.5)	(0.6)	(3.5)	(0.6)
Other comprehensive income (loss), net of income taxes	(35.0)	8.1	(13.9)	24.7
Comprehensive income (loss)	60.5	91.7	81.7	(131.2)

Attributable to:
Shareholders of Fairfax	61.4	91.5	81.0	(132.4)
Non-controlling interests	(0.9)	0.2	0.7	1.2
	60.5	91.7	81.7	(131.2)

(1)	Net of income tax expense of $1.5 (2011 – income tax recovery of $3.2) and $0.6 (2011 - income tax recovery of $11.5) for the second quarter and first six months of 2012, respectively.

(2)	Net of income tax recovery of nil (2011 – nil) and nil (2011 - nil) for the second quarter and first six months of 2012, respectively.

(3)	Net of income tax recovery of $1.8 (2011 – income tax expense of $0.2) and $0.8 (2011 - income tax expense of $0.6) for the second quarter and first six months of 2012, respectively.

(4)	Net of income tax recovery of $2.3 (2011 – income tax expense of $0.1) and $2.3 (2011 - income tax expense of $0.1) for the second quarter and first six months of 2012, respectively.

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the second quarter and first six months of 2012 and 2011 were:

Net Premiums Written

	Second quarter		First six months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	289.3	336.8	490.9	595.2
- U.S. (Crum & Forster and Zenith National)	454.2	375.7	1,018.2	826.4
- Asia (Fairfax Asia)	54.8	52.2	127.6	113.5
Reinsurance - OdysseyRe	620.3	459.7	1,146.2	969.6
Insurance and Reinsurance - Other	148.3	146.4	305.6	265.8
Insurance and reinsurance operations	1,566.9	1,370.8	3,088.5	2,770.5

Net Premiums Earned

	Second quarter		First six months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	245.9	271.6	497.9	539.6
- U.S. (Crum & Forster and Zenith National)	438.5	367.3	857.0	706.9
- Asia (Fairfax Asia)	56.7	53.8	110.1	95.0
Reinsurance - OdysseyRe	521.2	468.7	1,008.2	920.6
Insurance and Reinsurance - Other	112.7	119.5	240.0	245.6
Insurance and reinsurance operations	1,375.0	1,280.9	2,713.2	2,507.7

Combined ratios of the insurance and reinsurance operations in the second quarter and first six months of 2012 and 2011 were:

	Second quarter		First six months
	2012	2011	2012	2011
Insurance - Canada (Northbridge)	105.6%	104.3%	104.7%	103.9%
- U.S. (Crum & Forster and Zenith National)	107.0%	111.8%	108.1%	111.2%
- Asia (Fairfax Asia)	88.8%	85.0%	90.4%	85.4%
Reinsurance - OdysseyRe	85.8%	93.1%	86.4%	121.2%
Insurance and Reinsurance - Other	100.9%	92.7%	101.3%	130.5%
Insurance and reinsurance operations	97.5%	100.5%	98.1%	114.2%